Mail Stop 4561

January 14, 2008

Geraldo Travaglio Filho, Principal Financial Officer
Unibanco Holdings S.A.
Avenida Eusébio Matoso 891
22nd Floor
05423-901 San Paulo, SP
Brazil

   Re: **Unibanco-Union of Brazilian Banks S.A. & Unibanco Holdings S.A.**
                  Form 20-F for Fiscal Year Ended
                  December 31, 2006
                  Response filed December 21, 2007
                  Files No. 001-14640 and 001-14640-01

Dear Mr. Filho:

We have reviewed your response letter dated December 21, 2007 and have the following comment.

Form 20-F for the Fiscal Year ended December 31, 2006

Note 28 – Derivatives and Risk Management, page F-59

1.   Based on our review of your response letter dated December 21, 2007, and our
       phone conversation on January 14, 2008, it remains unclear to us how your
       hedged liabilities specifically complied with the fact pattern described in Question
       1 of DIG Issue G13. Moreover, the fact pattern appears to more closely follow
       Question 2 of DIG Issue G13. Please provide detailed evidence supporting your
       belief that you have fully complied with Question 1 of DIG Issue G13.
       Alternatively, if you decide that these hedging practices in fact more closely
       follow the example described in Question 2 of the DIG, please provide us with
       your SAB 99 analysis or revise your financial statements accordingly.

       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief